02056259

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002 Commission File Number: 1-10358

TRIZEC HAHN CORPORATION
(Name of registrant)

BCE Place
181 Bay Street
Suite 3900
Toronto, Ontario
Canada M5J 2T3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIZEC HAHN CORPORATION

Date: May 29, 2002

By: B. Wickham
Name: Robert B. Wickham
Title: President

EXHIBIT 1

TrizecHahn
CORPORATION

CONSOLIDATED BALANCE SHEETS

(unaudited) (U.S. $ millions)	Note	March 31 2002	December 31 2001
Assets			
Properties	1	**$ 6,054.7**	6,043.3
Cash and short-term investments		**425.1**	484.4
Investments	2	**399.5**	364.2
Other assets	3	**380.6**	362.2
		$ 7,259.9	7,254.1
Liabilities			
Long-term debt	4	**$ 4,238.3**	4,152.9
Exchangeable debentures			
- carrying amount		**562.4**	483.3
- deferred amount		**328.5**	407.6
Accounts payable and accrued liabilities	3	**454.0**	547.3
Future income taxes		**48.1**	44.8
		5,631.3	5,635.9
Shareholders' Equity	6	**1,628.6**	1,618.2
		$ 7,259.9	7,254.1

See accompanying notes

TrizecHahn
CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(unaudited) (U.S. $ millions, except per share amounts)	Note	3 Months Ended March 31 2002	3 Months Ended March 31 2001 (As restated, Note 7)
Rental Operations			
Rental revenue		$ 277.0	256.4
Operating expenses		(94.4)	(85.0)
Property taxes		(30.7)	(27.5)
Rental Income	8	151.9	143.9
General and administrative expense		(10.8)	(11.0)
Interest expense, net	4	(60.0)	(53.2)
Real Estate Operating Income before the following items		81.1	79.7
Depreciation expense		(44.2)	(48.3)
Exchangeable debentures interest expense, net		(4.8)	(4.8)
Gain on sale of properties, net	1	-	1.6
Reorganization costs	9	(4.2)	(3.5)
Foreign exchange gains (losses)	7	(0.6)	8.4
Income before taxes		27.3	33.1
Income and other corporate taxes	5	(8.9)	(3.7)
Net Income		$ 18.4	29.4
Net Income per share	10		
Basic		$ 0.12	0.20
Diluted		$ 0.12	0.20

See accompanying notes

TrizecHahn
CORPORATION

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(unaudited) (U.S. $ millions)	**3 Months Ended March 31 2002**	3 Months Ended March 31 2001 (As restated, Note 7)
Retained Earnings, beginning of period	**$ 453.5**	923.5
Net Income	**18.4**	29.4
Dividends	**(13.1)**	(25.8)
Subordinate voting shares purchased and cancelled	**-**	(0.4)
Retained Earnings, end of period	**$ 458.8**	926.7

See accompanying notes

TrizecHahn
CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (U.S. $ millions)	3 Months Ended March 31 2002	3 Months Ended March 31 2001 (As restated, Note 7)
Cash flow from (applied to)		
Operating Activities		
Net income	$ 18.4	29.4
Adjustments to reconcile net income to total operating cash flows:		
Depreciation expense	44.2	48.3
Gain on sale of properties, net	-	(1.6)
Foreign exchange (gains) losses	0.6	(8.4)
Future income tax expense	3.2	3.6
Straight-line adjustments	(10.1)	(4.8)
Net change in other assets and liabilities	(67.7)	(46.7)
Total operating cash flows	(11.4)	19.8
Financing Activities		
Long-term debt		
Development financing	42.2	57.0
Repaid on dispositions	-	(1.3)
Other (repaid) financing, net	6.8	(5.6)
Issue of shares	3.1	0.5
Shares purchased and cancelled	-	(0.8)
Dividends paid	(13.1)	(25.8)
Total financing cash flows	39.0	24.0
Total Operating and Financing Activities	27.6	43.8
Investing Activities		
Properties		
Development expenditures	(43.8)	(157.4)
Tenant installation costs	(23.5)	(21.3)
Capital expenditures	(12.7)	(9.0)
Dispositions	28.7	119.1
Loan receivable from Chelsfield plc	(35.6)	-
Total investing cash flows	(86.9)	(68.6)
Net Decrease in Cash and Short-term Investments	(59.3)	(24.8)
Cash and Short-term Investments, beginning of period	484.4	399.0
Cash and Short-term Investments, end of period	$ 425.1	374.2

See accompanying notes

(tabular amounts in U.S. $ millions)

On May 8, 2002, TrizecHahn Corporation (the "Corporation") completed a Plan of Arrangement (the "Arrangement") under Canadian Law that resulted in Trizec Properties, Inc. (formerly TrizecHahn (USA) Corporation), which owns all of the Corporation's U.S. assets together with certain non-U.S. assets, becoming a publicly-traded real estate investment trust ("REIT"). On April 23, 2002, all classes of the Corporation's shareholders approved the Arrangement and on April 29, 2002, the Superior Court of Justice of Ontario gave final approval to the Arrangement. Also as a consequence of the Arrangement, the Corporation became an indirect wholly-owned subsidiary of Trizec Canada Inc. ("Trizec Canada").

The Arrangement was designed to result in Trizec Properties becoming a publicly-traded U.S. "domestically-controlled REIT" and is expected to reduce ongoing cross-border withholding tax liabilities and minimize any current recognition of potential tax liabilities on unrealized appreciation in value that were present in the Corporation's previous ownership structure. Immediately following completion of the Arrangement, Trizec Canada, a new publicly-traded company, indirectly owns 40% of the shares of Trizec Properties common stock, representing one share of Trizec Properties common stock for each outstanding Trizec Canada share, and therefore holders of Trizec Canada shares have an indirect interest in Trizec Properties. It is intended that Trizec Canada will, during the 66-month period following the Arrangement, pay the same dividend per Trizec Canada share as Trizec Properties pays per share of Trizec Properties common stock.

As described in Note 11b, certain pre-Arrangement steps were completed subsequent to March 31, 2002. In addition, as described in Note 11c, the Corporation will redeem all of its outstanding corporate debentures and the Senior Notes subsequent to March 31, 2002.

On a go-forward basis, Trizec Canada Inc. will consolidate the balance sheet and operating results of the Corporation as the successor ultimate parent company using the Corporation's historical accounting basis.

The interim consolidated financial statements of the Corporation are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are consistent with those used in the annual financial statements unless otherwise noted. They do not include all the information and disclosure required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included. For further information, see the Corporation's consolidated financial statements including the notes thereto included in the Annual Report for the year ended December 31, 2001.

Certain prior year amounts have been reclassified to conform to the current year's presentation.

(tabular amounts in U.S. $ millions)

1. PROPERTIES

The Corporation's properties are comprised of:

	2002	2001
Properties		
Held for the long term	$ 4,828.5	4,853.7
Held for disposition	1,226.2	1,189.6
	$ 6,054.7	6,043.3

Properties held for disposition include certain properties the Corporation has decided to dispose of in an orderly manner over a reasonable sales period.

a. Properties held for the long term

	2002	2001
Rental properties		
At cost	$ 5,242.3	5,256.3
Accumulated depreciation	(565.3)	(552.4)
	4,677.0	4,703.9
Properties under development	89.5	86.9
Properties held for development	62.0	62.9
	$ 4,828.5	4,853.7

b. Properties held for disposition

	2002	2001
Rental properties		
At cost	$ 498.4	499.2
Accumulated depreciation	(14.5)	(16.4)
	483.9	482.8
Properties under development	460.2	409.3
Properties held for development	89.6	117.4
	1,033.7	1,009.5
Global Switch properties	192.5	180.1
	$ 1,226.2	1,189.6

At March 31, 2002, properties held for disposition include three retail/entertainment projects, two technology center development properties, an office property and certain remnant retail land sites in the U.S. Non-U.S. real estate assets include five operating retail/entertainment centers and several development land sites in Europe. In Canada, the Corporation owns one operating office property and the leasehold interest in the CN Tower. The Corporation also holds an indirect 38.9% ownership interest in Global Switch S.a.r.l., a European-based technology center business.

TrizecHahn CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2002
(unaudited)
(tabular amounts in U.S. $ millions)

1. PROPERTIES (CONT'D)

These properties are carried at the lower of depreciated cost less estimated impairment losses where appropriate, or estimated fair value less costs to sell. Implicit in management's assessment of fair values are estimates of future rental and other income levels for the properties and their estimated disposal dates. Due to the significant measurement uncertainty of determining fair value, actual proceeds to be realized on the ultimate sale of these properties could vary materially from the March 31, 2002 carrying value.

c. Gain on sale of properties, net

	3 Months Ended March 31 2002	3 Months Ended March 31 2001
Office properties - U.S.	$ -	1.8
- Canada	-	(0.3)
European retail/entertainment properties	-	0.1
	$ -	1.6

2. INVESTMENTS

	2002	2001
Investment in Sears Tower	$ 70.0	70.0
Loan receivable from Chelsfield plc	35.6	-
Investment in Borealis	3.8	3.8
Mortgages, notes receivable and other investments	3.9	4.2
Investment in Barrick - at cost	286.2	286.2
	$ 399.5	364.2

3. OTHER ASSETS AND LIABILITIES

a. Other assets

	2002	2001
U.S. office tenant receivables, net of allowance for doubtful accounts (2002 - $11.1, 2001 - $9.2)	$ 26.6	38.1
Deferred rent receivable, net	130.4	119.1
Other receivables, net	46.2	44.4
Deferred financing costs, net of accumulated amortization (2002 - $28.6, 2001 - $25.9)	43.6	44.7
Prepaid expenses and other assets	107.7	91.7
Global Switch other assets	26.1	24.2
	$ 380.6	362.2

(tabular amounts in U.S. $ millions)

3. OTHER ASSETS AND LIABILITIES (CONT'D)

b. Accounts payable and accrued liabilities

	2002	2001
Trade, construction and tenant installation payables	$ **72.1**	118.6
Accrued interest expense	**27.3**	28.4
Accrued operating expenses and property taxes	**82.7**	132.3
Other accrued liabilities	**124.2**	137.3
Taxes payable	**89.0**	85.7
Global Switch accounts payable and accrued liabilities	**58.7**	45.0
	$ **454.0**	547.3

(tabular amounts in U.S. $ millions)

4. LONG-TERM DEBT

In the table below, long-term debt has been presented on a basis consistent with the classification of the underlying collateralized properties, by properties held for the long term or held for disposition.

	Properties Held for the Long Term		Properties Held for Disposition		Total Debt			
	Weighted average interest rates as at March 31, 2002	2002	Weighted average interest rates as at March 31, 2002	2002	Weighted average interest rates as at March 31, 2002	2002	Weighted average interest rates as at December 31, 2001	2001
Collateralized property loans								
At fixed rates	6.94%	$ 2,243.2	-	$ -	**6.94%**	**$ 2,243.2**	6.94%	$ 2,248.8
At variable rates (subject to interest rate caps)	5.81%	88.1	-	-	**5.81%**	**88.1**	6.01%	88.4
At variable rates	2.80%	585.8	4.04%	607.3	**3.43%**	**1,193.1**	3.50%	1,153.0
Other loans								
At fixed rates	8.28%	330.9	5.99%	58.9	**7.93%**	**389.8**	8.43%	348.8
At variable rates (subject to interest rate caps)	4.12%	188.1	-	-	**4.12%**	**188.1**	5.88%	188.6
At variable rates	4.50%	17.1	-	-	**4.50%**	**17.1**	5.00%	4.4
Global Switch loans	-	-	6.12%	118.9	**6.12%**	**118.9**	6.13%	120.9
	6.17%	$ 3,453.2	4.50%	$ 785.1	**5.86%**	**$ 4,238.3**	6.02%	$ 4,152.9

4. LONG-TERM DEBT (CONT'D)

a. Collateralized property loans

As at March 31, 2002, the Corporation has fixed the interest rates on $150.0 million (2001 - $150.0 million) of the debt classified as fixed, in the above table, by way of interest rate swap contracts with a weighted average interest rate of 6.01%, maturing on March 15, 2008. The costs to unwind these interest rate swap contracts are $1.4 million as at March 31, 2002 (2001 – $3.6 million).

The Corporation has also entered into interest rate cap contracts expiring between April 2003 and December 2004 on $88.1 million of U.S. dollar variable rate debt which limits the underlying London Interbank Offered Rate ("LIBOR") to between 4.52% and 8.0% (5.35% on a weighted average basis). The fair value of these interest rate cap contracts to the Corporation is $1.2 million at March 31, 2002 (2001 - $1.5 million). In addition and not reclassified in the table above, the Corporation has entered into an interest rate cap contract expiring April 2004 on $584.7 million of U.S. dollar variable rate debt which limits the underlying LIBOR rate to 11.01%. At March 31, 2002, the fair value of this interest cap contract was nominal (2001 – nominal). At March 31, 2002, the three-month LIBOR rate was 2.03%.

b. Other loans

Included in Other loans are the following:

- C$250 million, 6.00% unsecured debentures due September 3, 2002 (2002 - $157.6 million, 2001 - $158.0 million).
- C$125 million, 7.45% unsecured debentures due June 1, 2004 (2002 - $78.4 million, 2001 - $78.6 million).
- $167.5 million, 10.875% Senior Notes due October 15, 2005 (2002 - $167.5 million, 2001 - $167.5 million). The Senior Notes, which are unconditionally guaranteed by TrizecHahn Holdings Ltd., a wholly-owned subsidiary of the Corporation, are redeemable at the option of the Corporation.
- C$175 million, 7.95% unsecured debentures due June 1, 2007 (2002 - $109.7 million, 2001 - $110.0 million).

The Corporation has entered into interest rate swap contracts on $188.1 million (C$300 million) of debt included in Other loans, effectively converting the debt from fixed rate into variable rate debt maturing in June 2004 and June 2007. In addition the Corporation entered into interest rate cap contracts on this debt which limits the underlying Canadian Bankers' Acceptance Rate ("BA") to 6%. However, these contracts contain knockout clauses which leave the Corporation without interest rate protection should underlying BA rates exceed the knockout rate of 9%. As at March 31, 2002, the fair value of these contracts to the Corporation is estimated to be $7.9 million (2001 - $10.1 million). At March 31, 2002, the three month BA rate was 2.38%.

In addition, the Corporation has entered into foreign currency forward contracts to buy C$50.0 million at a specified price of $32.2 million on September 3, 2002. The cost to settle these contracts is estimated to be $0.8 million at March 31, 2002 (2001 - $0.8 million).

(tabular amounts in U.S. $ millions)

4. LONG-TERM DEBT (CONT'D)

c. Principal repayments

Principal repayments of debt are due as follows:

	Properties Held for the Long Term			Properties Held for Disposition			Total Debt		
	U.S. dollar denominated debt	Other currencies denominated debt	Total debt	U.S. dollar denominated debt	Other currencies denominated debt	Total debt	U.S. dollar denominated debt	Other currencies denominated debt	Total debt
Years ending December 31, 2002	$ 147.8	169.6	317.4	132.6	43.5	176.1	**280.4**	**213.1**	**493.5**
2003	192.0	-	192.0	333.3	26.3	359.6	**525.3**	**26.3**	**551.6**
2004	434.1	78.4	512.5	1.8	77.9	79.7	**435.9**	**156.3**	**592.2**
2005	365.9	-	365.9	1.9	5.0	6.9	**367.8**	**5.0**	**372.8**
2006	734.6	-	734.6	11.3	6.2	17.5	**745.9**	**6.2**	**752.1**
Subsequent to 2006	1,221.1	109.7	1,330.8	49.0	96.3	145.3	**1,270.1**	**206.0**	**1,476.1**
	$ 3,095.5	357.7	3,453.2	529.9	255.2	785.1	**3,625.4**	**612.9**	**4,238.3**

Included in other currencies denominated debt is $356.4 million denominated in Canadian dollars and $256.5 million denominated in European-based currencies.

d. Line of credit

Trizec Properties, Inc. has negotiated a three-year, $350 million unsecured revolving credit facility with a group of banks. The amount of the credit facility available to be borrowed at any time is determined by the unencumbered properties that Trizec Properties, Inc. owns and that satisfy certain conditions of eligible properties. The amount currently eligible to be borrowed is $340 million. At March 31, 2002, no amounts were outstanding under this facility.

The Corporation has negotiated credit facilities in an aggregate amount of $135 million, that will be available to provide financing for the Arrangement and for the general corporate purposes of Trizec Canada Inc. In May 2002 *the facility was committed* and closed with a group of four banks. The credit facilities are secured by, among other things, a pledge of the shares of Trizec Properties, Inc. common stock indirectly owned by Trizec Canada Inc. following the Arrangement.

(tabular amounts in U.S. $ millions)

4. LONG-TERM DEBT (CONT'D)

e. Interest expense, net

Interest charges consist of:

	3 Months Ended Mach 31 2002	3 Months Ended March 31 2001 (As restated Note 7)
Interest cost, gross	$ (66.2)	(70.7)
Interest capitalized to properties under development	2.2	11.3
Interest expense	(64.0)	(59.4)
Interest income	4.0	6.2
Interest expense, net	$ (60.0)	(53.2)

5. INCOME AND OTHER CORPORATE TAXES

The provision for income and other corporate taxes is as follows:

	3 Months Ended March 31 2002	3 Months Ended March 31 2001
(Expense) Recovery		
Income taxes		
Current		
- withholding taxes on REIT distributions	$ (4.5)	(4.8)
- Canadian property sales	-	5.9
Future		
- operations and sales	(3.2)	(3.6)
Franchise, capital and alternative minimum tax	(1.2)	(1.2)
	$ (8.9)	(3.7)

5. INCOME AND OTHER CORPORATE TAXES (CONT'D)

In December 2000, the Corporation's indirect wholly-owned U.S. office properties subsidiary Trizec Properties, Inc. determined that it would elect to be taxed as a REIT. The REIT election is effective as of January 1, 2001. In general, a corporation that distributes at least 90% of its REIT taxable income to its shareholders in any taxable year, and complies with certain other requirements (relating primarily to its organization, the nature of its assets and the sources of its revenues) is not subject to United States federal income taxation to the extent of the income which it distributes.

During 2002 and 2001, the Corporation recorded withholding taxes applicable to REIT distributions at an aggregate rate of approximately 10%, based on current treaty arrangements.

6. SHAREHOLDERS' EQUITY

	2002	2001
Share capital	$ 1,217.9	1,214.8
Foreign currency translation adjustment	(48.1)	(50.1)
Retained earnings	458.8	453.5
	$ 1,628.6	1,618.2

a. Issued and outstanding share capital

The number of shares issued and outstanding (in millions) was as follows:

	Voting Shares			
	Subordinate	Multiple	Total	Amount
December 31, 2001	141.8	7.5	149.3	$1,214.8
Issued during 2002 on exercise of stock options	0.3	-	0.3	3.1
March 31, 2002	142.1	7.5	149.6	$1,217.9

b. Share purchase options

The Corporation has a stock option plan in which options may be granted to directors, officers and key employees to purchase, at March 31, 2002, up to 18,576,923 subordinate voting shares of the Corporation at prices, in Canadian dollars, which are not below the market price of the shares at the time of the granting of the options. Options are granted from time to time and vest over three to four-year periods.

6. SHAREHOLDERS' EQUITY (CONT'D)

b. Share purchase options (cont'd)

Changes in the granted and outstanding share purchase options during the period (in millions) were as follows:

Outstanding at beginning of period – December 31, 2001	16.3
Granted at a weighted average price of C$27.12 per share	1.2
Cancelled at a weighted average price of C$28.97 per share	(0.1)
Exercised at a weighted average price of C$18.70 per share	(0.3)
Outstanding at end of period – March 31, 2002	
weighted average price of C$25.74	17.1
Exercisable at end of period consists of	
Price range C$15.00 – C$23.75; weighted average C$20.56	6.6
Price range C$24.29 – C$35.80; weighted average C$29.03	10.5
	17.1

On January 9, 2002, the Corporation granted an additional 1.2 million share purchase options at a weighted average exercise price of C$27.12. The Corporation accounts for its stock option plan using the intrinsic value method. Effective January 1, 2002 the Corporation adopted the provisions of the new CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" which requires companies that do not apply the fair value method to disclose the cost of stock option compensation awards as if the fair value method had been used. The weighted average fair value of the options issued by the Corporation during 2002 is $1.55 based on a Black-Scholes model using the following assumptions: a seven year expected life; a 20% expected volatility; an anticipated dividend in 2003 of approximately $1.30; and, a risk-free interest rate of 4.3%. The pro forma cost of stock option compensation awards for the period ended March 31, 2002 would be $0.1 million, based on the estimated fair value of the options being amortized to expense during the options' vesting period. This would result in pro forma net income of $18.3 million and pro forma net income per share of $0.12. No pro forma effect has been given to share purchase options granted prior to January 1, 2002.

7. FOREIGN EXCHANGE GAINS (LOSSES)

In the fourth quarter of 2001, the Corporation adopted early on a retroactive basis the provisions of revised CICA Handbook Section 1650, "Foreign Currency Translation" (the "revised standard"). Amongst other recommendations, the revised standard eliminates the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year, and adds a requirement for the Corporation to disclose its exchange gains and losses.

(tabular amounts in U.S. $ millions)

7. FOREIGN EXCHANGE GAINS (LOSSES) (CONT'D)

This change in accounting policy was adopted in the fourth quarter of 2001 with a retroactive restatement of the first three quarters of 2001. The following summarizes the increase (decrease) in net income on each of the first three quarters of 2001:

	For the three months ended March 31 2001	June 30 2001	Sept. 30 2001
Interest expense, net	$ (0.8)	-	(0.8)
Foreign exchange gains (losses)	10.4	(9.5)	9.6
Net income	$ 9.6	(9.5)	8.8

The following summarizes foreign exchange gains (losses) included in the statements of income after the restatement:

	3 Months Ended March 31 2002	3 Months Ended March 31 2001 (restated)
Foreign exchange translation gains (losses) on unhedged portion of Canadian dollar denominated long-term debt and Global Switch investment	$ **(0.6)**	10.4
Recognition of historical foreign currency adjustment resulting from sale of assets and reduction of net investment in Europe	-	(2.0)
	$ **(0.6)**	8.4

(tabular amounts in U.S. $ millions)

8. SEGMENTED INFORMATION

The Corporation is a fully integrated real estate operating and development company focused on the United States. Its activities include the acquisition, development and operation of office properties. The Corporation's strategy is to focus on the core U.S. office business, optimize value from the disposition of non-core assets (U.S. retail/entertainment, European retail/entertainment, Canadian office and technology center investments including its joint venture interest in Global Switch).

Separate management groups head the combined office segment, the U.S. retail/entertainment development segment and the European and Global Switch operations. The Corporation evaluates operating performance based primarily on rental income. All key financing, investing and capital allocation decisions are managed at the corporate level. The following presents information by reportable segment for the three months ended March 31, 2002 and 2001.

	U.S. Office		U.S. Retail		Canada Office and other		Europe Retail		Global Switch		Total	
For the 3 Months Ended March 31	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Rental operations												
Revenue	**$236.8**	233.2	**24.3**	6.0	**4.7**	8.2	**6.7**	7.5	**4.5**	1.5	**277.0**	256.4
Operating costs	**(100.6)**	(97.7)	**(14.0)**	(2.5)	**(3.1)**	(5.6)	**(2.3)**	(3.6)	**(5.1)**	(3.1)	**(125.1)**	(112.5)
Rental income	**$136.2**	135.5	**10.3**	3.5	**1.6**	2.6	**4.4**	3.9	**(0.6)**	(1.6)	**151.9**	143.9
General and administrative expense											**(10.8)**	(11.0)
Interest expense, net											**(60.0)**	(53.2)
Real estate operating income											**$ 81.1**	79.7

(tabular amounts in U.S. $ millions)

8. SEGMENTED INFORMATION (CONT'D)

	United States				International		Europe		Canada			
	Office		Retail		Global Switch		Retail and Mixed-use		Office and Corporate		Total	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Assets												
Properties												
– Held for the long term	**$ 4,828.5**	4,853.7	**-**	-	**-**	-	**-**	-	**-**	-	**4,828.5**	4,853.7
– Held for disposition	**46.2**	74.4	**730.2**	678.7	**192.5**	180.1	**211.6**	210.6	**45.7**	45.8	**1,226.2**	1,189.6
Investments and other assets	**333.9**	329.4	**37.6**	26.3	**25.8**	24.2	**9.5**	11.5	**373.3**	335.0	**780.1**	726.4
	$ 5,208.6	5,257.5	**767.8**	705.0	**218.3**	204.3	**221.1**	222.1	**419.0**	380.8	**6,834.8**	6,769.7
Cash and short-term investments											**425.1**	484.4
Total assets											**$ 7,259.9**	7,254.1
Long-term debt	**$ 2,941.4**	2,942.9	**504.8**	425.9	**118.9**	120.9	**144.2**	146.4	**529.0**	516.8	**4,238.3**	4,152.9

9. REORGANIZATION COSTS

As a consequence of the Arrangement, the Corporation has incurred and expensed $4.2 million of transaction costs consisting of third party advisor and professional fees during the current period. The Corporation recorded $13.5 million of such costs in the last quarter of 2001. The Corporation anticipates incurring additional costs prior to completion of the Arrangement. These costs will be expensed as incurred.

In the first quarter of 2001, the Corporation recorded $3.5 million of reorganization costs in respect of the U.S. office functional and office centralization initiative. For the year ended December 31, 2001 the Corporation recorded as reorganization costs, a pre-tax charge of $41.1 million to provide for employee severance benefits and other costs associated with implementing the functional and office centralization plan.

10. PER SHARE AMOUNTS

The following sets forth the computation of basic and diluted net income per share calculated using the treasury stock method.

	3 Months Ended March 31 2002	3 Months Ended March 31 2001
Numerator:		
Net income	$ 18.4	29.4
Denominator for net income per share (in millions):		
Weighted average shares outstanding	149.5	148.2
Impact of dilutive potential shares resulting from share purchase options	1.4	1.4
Denominator for diluted net income per share amount	150.9	149.6
Net income per share		
Basic	$ 0.12	0.20
Diluted	$ 0.12	0.20

The following securities were not included in the net income per share computations as they would have an anti-dilutive effect.

Anti-dilutive Securities - share purchase options	Weighted Average Exercise Price	Number of Options (in millions) 2002	2001
Three months ended March 31			
2002	C$ 30.22	8.2	
2001	C$ 30.69		7.3

(tabular amounts in U.S. $ millions)

11. SUBSEQUENT EVENTS

a. Sale of Global Switch investment

At March 31, 2002, the Corporation continued to hold its indirect 38.9% ownership interest in Global Switch S.a.r.l. ("Global Switch"), a Luxembourg company, that operates a European-based technology center business. This investment is accounted for using the proportionate consolidation method. The carrying value of the Global Switch investment, plus loans receivable from Chelsfield plc (see Note 2), one of the joint venture partners, totalled approximately $73 million at March 31, 2002. On April 19, 2002, the Corporation sold to Chelsfield plc, its interest in Global Switch, including settlement of the loan receivable from Chelsfield plc, for 19.5 million common shares of Chelsfield plc, representing approximately 6.9% of Chelsfield plc's outstanding common shares. As part of the transaction Chelsfield plc was granted an option to repurchase its shares from the Corporation at the higher of their issue price and market price for the first six months after closing, and the Corporation is precluded from selling these shares during this period. During the subsequent six month period Chelsfield plc may repurchase the shares at the higher of their issue price plus 15 percent and market price. Based on the estimated fair value of the Chelsfield plc shares received, the Corporation is expected to recognize a pre-tax gain on the disposition of it's interest in Global Switch of approximately $16 million in the second quarter of 2002. As a consequence of the sale, the Corporation was released from, and indemnified by Chelsfield plc, in respect of obligations under specified guarantees and other agreements in support of Global Switch debt.

b. Pre-Arrangement transactions

Subsequent to March 31, 2002 certain transactions were completed, as planned, prior to completion of the Arrangement:

i. The Corporation transferred its interest in 151 Front Street, Toronto, Ontario to Trizec Properties, Inc.;

ii. The Corporation transferred its investment in Chelsfield plc consisting of 19.5 million shares to Trizec Properties, Inc.; and

iii. The Corporation transferred its investment in Borealis Capital Corporation (see Note 2) to Trizec Properties, Inc.

These transfers will have no impact on the consolidated historical financial statements of the Corporation.

(tabular amounts in U.S. $ millions)

11. SUBSEQUENT EVENTS (CONT'D)

c. Post-Arrangement transactions

On May 7, 2002, as planned, the Corporation gave notice of redemption with respect to three series of its outstanding debentures, which at March 31, 2002 had a carrying value of $345.7 million. In addition, Trizec Finance Ltd., a wholly-owned subsidiary of the Corporation, gave notice of redemption with respect to its outstanding 10.875% Senior Notes, which at March 31, 2002 had a carrying value of $167.5 million. It is expected that the outstanding debentures will be retired in early June 2002 after expiry of the minimum 30 day notice period.

In connection with the early retirement of the outstanding debentures, the Corporation will incur early retirement penalty costs currently estimated to approximate $12 million and will also record the write-off of related unamortized deferred issue costs of approximately $2 million.

EXHIBIT 2

Management Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with the Consolidated Financial Statements of TrizecHahn Corporation ("TrizecHahn" or "Corporation") and the notes thereto for the period ended March 31, 2002 as well as the paragraph regarding forward looking statements on page 16 hereof. All dollar amounts are expressed in United States dollars and references to "$" are to United States dollars. Capitalized terms used herein without definition are defined in the Glossary of Terms contained in the Management Information Circular of TrizecHahn dated March 13, 2002.

Overview

TrizecHahn owns and operates a portfolio of high quality office buildings in the United States. It also has interests in retail/entertainment projects in the United States and interests in certain other non-core businesses and assets. TrizecHahn's strategy is to focus on the core U.S. office business and optimize value from the disposition of non-core businesses and assets. At March 31, 2002, TrizecHahn owned interests in or managed a core U.S. office portfolio of 75 properties containing approximately 49 million square feet, of which TrizecHahn's ownership interest was approximately 41 million square feet. At the end of 2000, TrizecHahn's wholly-owned U.S. office properties subsidiary Trizec Properties, Inc. (formerly known as TrizecHahn (USA) Corporation), determined to elect to be taxed as a real estate investment trust (or a REIT) for U.S. federal income tax purposes commencing January 2001.

On May 8, 2002, TrizecHahn completed a Plan of Arrangement (the "Arrangement") under Canadian Law that resulted in Trizec Properties, which owns all of the Corporation's U.S. assets together with certain non-U.S. assets, becoming a publicly traded REIT. On April 23, 2002, all classes of the Corporation's shareholders approved the Arrangement and on April 29, 2002, the Superior Court of Justice of Ontario gave final approval to the Arrangement. As a consequence of the Arrangement, the Corporation became an indirect wholly-owned subsidiary of Trizec Canada Inc. ("Trizec Canada").

The Arrangement was designed to result in Trizec Properties becoming a publicly-traded U.S. "domestically-controlled REIT" and is expected to reduce ongoing cross-border withholding tax liabilities and minimize any current recognition of potential tax liabilities on unrealized appreciation in value that were present in TrizecHahn's previous ownership structure. Immediately following completion of the Arrangement, Trizec Canada, a new publicly-traded company, indirectly owns 40% of the shares of Trizec Properties Common Stock, representing one share of Trizec Properties Common Stock for each outstanding Trizec Canada Share, and therefore holders of Trizec Canada Shares have an indirect interest in Trizec Properties. It is intended that Trizec Canada will, during the 66 month period following the Arrangement, pay the same dividend per Trizec Canada Share as Trizec Properties pays per share of Trizec Properties Common Stock.

On a go-forward basis, Trizec Canada Inc. will consolidate the balance sheet and operating results of TrizecHahn as the successor ultimate parent company using TrizecHahn's historical accounting basis.

Impact of The Arrangement

Following the Arrangement, TrizecHahn will be primarily engaged in the U.S. real estate business through its indirect interest in Trizec Properties, which will be TrizecHahn's principal asset.

The following presents the assets of TrizecHahn at March 31, 2002, segmented on a basis consistent with the Arrangement.

	Trizec Properties						
	Office	Retail/ Entertainment	Sub-Total	Global Switch, Borealis & 151 Front St.	Europe	Corporate & Other	TrizecHahn Total
	(As at March 31, 2002) ($ millions)						
Assets							
Properties	4,874.7	730.2	5,604.9	218.8	211.6	19.4	6,054.7
Cash	292.0	33.8	325.8	4.6	26.3	68.4	425.1
Investments and other assets	333.9	37.6	371.5	34.4	9.5	364.7	780.1
	5,500.6	801.6	6,302.2	257.8	247.4	452.5	7,259.9

Trizec Properties' goal is to increase shareholder value through sustained growth in operating cash flows, thereby increasing the value of its office portfolio. Consistent with this strategy to focus on the U.S. office business, Trizec Properties plans to dispose of the non-core retail/entertainment assets — Hollywood & Highland in Los Angeles, California; Desert Passage in Las Vegas, Nevada; and Paseo Colorado in Pasadena, California — over the next several years. All three retail projects are now completed and open. Plans call for an orderly disposition that will allow the developments to achieve stabilized income in order to realize maximum value upon disposition. It is expected that net proceeds will be redeployed into the core office portfolio or used to repay debt of Trizec Properties.

TrizecHahn's most significant non-U.S. real estate asset is its 50% interest in the assets of TriGranit. TriGranit is currently marketing four of its operating properties: the West End City Center retail and office properties; Polus Center, Budapest; and Polus City Center, Bratislava. It is expected that a sale of these properties will be concluded during 2002. It is expected that the West End City Center hotel will be refinanced in 2002 and sold in 2003 or 2004. TriGranit expects to pursue the development of its land held for development as market conditions permit. TriGranit intends to make maximum use of third party capital in its future development activities. The future investment by Trizec Canada in these projects will not exceed $20 million.

Substantially all of the value of TrizecHahn's wholly-owned non-U.S. properties is represented by its leasehold interest in the CN Tower and by Brandenburg Park. TrizecHahn is in the process of negotiating the sale of its interest in the CN Tower and expects to conclude a sale during 2002. The sale of the leasehold interest is subject to the approval of Canada Lands Company, a Canadian Crown corporation, which approval can be unilaterally withheld prior to 2007. TrizecHahn has entered into an agreement for the sale of Brandenburg Park, which sale is subject to several conditions including obtaining necessary planning approvals. TrizecHahn expects that the conditions will be satisfied and the sale of Brandenburg Park will be completed in 2002. Under the terms of the agreement, a portion of the sale consideration for Brandenburg Park will be payable on an earn-out basis in the future as sales of land within Brandenburg Park take place.

TrizecHahn is currently negotiating an agreement to sell its interest in Olympia Centrum to a partner in the TriStannifer joint venture. It is expected that this sale will be completed during 2002.

It is expected that substantially all of TrizecHahn's remaining assets (other than shares of Trizec Properties stock and the Barrick Shares), which are generally financial in nature, will be sold or monetized during the two years following the completion of the Arrangement.

Subsequent to March 31, 2002, the Corporation sold to Chelsfield plc, its interest in Global Switch, including settlement of the loan receivable from Chelsfield plc, for 19.5 million common shares of Chelsfield plc. Prior to completion of the Arrangement, the Corporation transferred its interest in 151 Front Street, investment in Chelsfield plc and investment in Borealis Capital Corporation to Trizec Properties.

In connection with the Arrangement, on May 7, 2002, the Corporation gave notice of redemption with respect to three series of its outstanding debentures, which at March 31, 2002 had a carrying value of $345.7 million. In addition, Trizec Finance Ltd., a wholly-owned subsidiary of the Corporation, gave notice of redemption with respect to its outstanding 10.875% Senior Notes, which at March 31, 2002 had a carrying value of $167.5 million. It is expected that the outstanding debentures will be retired in early June 2002 after expiry of the minimum 30 day notice period.

Outlook and Results of Operations

TrizecHahn recorded net income of $18.4 million or $0.12 per diluted TrizecHahn Share for the period ended March 31, 2002 compared with net income of $29.4 million or $0.20 per diluted TrizecHahn Share in 2001.

The following table segments TrizecHahn's consolidated financial information on a basis consistent with the impact of the Arrangement and isolates the results of operations of Trizec Properties, Inc., TrizecHahn's principal asset.

	Period ended March 31								
	2002			2001			Increase/(Decrease)		
	Trizec Properties	Other	Total	Trizec Properties	Other	Total	Trizec Properties	Other	Total
	($ millions, except per share amounts)								
Rental income									
U.S. office	$ 136.2	-	136.2	135.5	-	135.5	0.7	-	0.7
U.S. retail/entertainment	10.3	-	10.3	3.5	-	3.5	6.8	-	6.8
Canada office and other	-	1.6	1.6	-	2.6	2.6		(1.0)	(1.0)
Europe retail/entertainment	-	4.4	4.4	-	3.9	3.9		0.5	0.5
Global Switch	-	(0.6)	(0.6)	-	(1.6)	(1.6)	-	1.0	1.0
Total rental income (NOI)	146.5	5.4	151.9	139.0	4.9	143.9	7.5	0.5	8.0
General and administrative expense	(6.5)	(4.3)	(10.8)	(5.0)	(6.0)	(11.0)	(2.1)	2.3	0.2
Interest expense, net	(48.7)	(11.3)	(60.0)	(41.6)	(11.6)	(53.2)	(8.6)	1.8	(6.8)
Real estate operating income before the following items	91.3	(10.2)	81.1	92.4	(12.7)	79.7	(3.2)	4.6	1.4
Depreciation expense	(44.0)	(0.2)	(44.2)	(44.7)	(3.6)	(48.3)	0.3	3.8	4.1
Exchangeable debentures interest expense, net	-	(4.8)	(4.8)	-	(4.8)	(4.8)	-	-	-
Gain on sale of properties, net	-	-	-	1.8	(0.2)	1.6	(1.8)	0.2	(1.6)
Reorganization costs	-	(4.2)	(4.2)	(2.7)	(0.8)	(3.5)	2.7	(3.4)	(0.7)
Foreign exchange gains (losses)	-	(0.6)	(0.6)	-	8.4	8.4	-	(9.0)	(9.0)
Income and other corporate taxes recovery (expense)									
- current	(1.2)	(4.5)	(5.7)	(1.8)	1.7	(0.1)	0.6	(6.2)	(5.6)
- future	-	(3.2)	(3.2)	(1.2)	(2.4)	(3.6)	-	0.4	0.4
Net Income (Loss)	$ 46.1	(27.7)	18.4	43.8	(14.4)	29.4	(1.4)	(9.6)	(11.0)
Net Income (Loss) per TrizecHahn Share									
Basic			$ 0.12			0.20			(0.08)
Diluted			$ 0.12			0.20			(0.08)

TrizecHahn prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (or GAAP), with the major differences from U.S. GAAP described in Note 19 to the December 31, 2001 Consolidated Financial Statements.

Trizec Properties prepares its consolidated financial statements in accordance with United States generally accepted accounting principles. With respect to TrizecHahn's accounting for Trizec Properties, the major difference between Canadian and United States GAAP, is that TrizecHahn under Canadian GAAP uses the proportionate consolidation method of accounting for joint ventures rather than the cost, equity or full consolidation methods. For additional details see "Supplemental Note – Differences From Canadian Accounting Principles" included in the March 13, 2002 Management Information Circular.

Rental Income

Trizec Properties Inc.

At March 31, 2002, Trizec Properties owned interests in or managed 75 U.S. office properties containing approximately 49 million square feet, with the pro rata ownership interest totalling approximately 41 million square feet. Based on square footage, approximately 77% of the buildings are located in central business districts, or CBDs, of major U.S. cities, including Atlanta, Chicago, Dallas and Houston and the Los Angeles, New York and Washington, D.C. areas, and approximately 76% of the buildings are Class A. Class A office buildings are considered to be buildings that are professionally managed and maintained, that attract high-quality tenants and command upper-tier rental rates and that are modern structures or have been modernized to compete with newer buildings.

Trizec Properties is also completing the stabilization of three destination-oriented retail and entertainment centers, all of which are in operation. Trizec Properties intends to complete the leasing of these projects to achieve stable operating cash flows and then to dispose of these assets in an orderly fashion.

The table below presents selected operating information for the total U.S. office and retail/entertainment portfolio and for the comparable portfolio of 70 U.S. office properties, which were owned both at March 31, 2002 and 2001, and in each case for the full three months.

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001	Increase/ (Decrease)
	($ millions)		
Total Portfolio			
Office			
Rental revenue	$ 236.8	233.2	3.6
Operating expenses	(100.6)	(97.7)	(2.9)
Rental income	$ 136.2	135.5	0.7
Retail			
Rental revenue	$ 24.3	6.0	18.3
Operating expenses	(14.0)	(2.5)	(11.5)
Rental income	$ 10.3	3.5	6.8
Comparable Portfolio			
Office			
Rental revenue	$ 227.3	229.5	(2.2)
Operating expenses	(98.4)	(95.1)	(3.3)
Rental income	$ 128.9	134.4	(5.5)

The supply of, and demand for, office space affects the performance of the office property portfolio. Macroeconomic conditions, such as current and expected trends in the economy, business and consumer confidence and employment levels, drive this demand.

During the first quarter of 2002, the U.S. economy started to show signs of a tentative recovery. However, according to Cushman and Wakefield, the national CBD vacancy rate was 13.2% at March 31, 2002, up from 12.0% at year-end 2001. The overall national suburban vacancy rate was 18.8% at March 31, 2002.

The portfolio is currently insured against acts of terrorism, subject to policy limits and deductibles and subject to exceptions for terrorist attacks that constitute acts of war. The term of this insurance policy extends through the end of 2002. There can be no assurance that insurance coverage for acts of terrorism will continue to be available on commercially acceptable terms beyond 2002. Insurance costs are expected to increase significantly beyond 2002. There can be no assurance that third party insurers will be able to maintain reinsurance sufficient to cover any losses that may be incurred as a result of terrorist acts. In addition, the level of security has been increased at certain properties in response to the terrorist attacks. TrizecHahn expects to be able to pass on a significant portion of these cost increases to tenants in the form of increased rents.

On December 3, 2001, a group of Enron Corporation companies filed for Chapter 11 reorganization. Enron was the portfolio's fourth largest tenant contributing 2% of 2001 NOI and occupying 793,000 square feet, primarily at the Allen Center in Houston, Texas. As of January 31, 2002, Enron terminated all their leased space at the average in-place net rent of approximately $9.30 per square foot. At March 31, 2002, 117,783 square feet of this space had been leased and occupied at an average net rent of approximately $13 per square foot. In addition to this space, two leases have been executed that are not in occupancy for a further 116,000 square feet and Trizec Properties is in further negotiations for another 357,000 square feet. Trizec Properties expects to achieve an average net rent of $18 per square foot on the releasing.

Management believes the portfolio is well positioned to continue to perform through these more uncertain economic times due to its diversified tenant and geographic asset base, primarily located in CBD high job-growth markets in the United States.

The $21.9 million increase in total rental revenue for the comparable period is the result of completion of all retail development properties by the end of 2001, the acquisition of three office properties and the initial lease up of Alliance Center in 2002, partially offset by lower average occupancy as a result of some significant lease terminations. These include Enron, as noted above; a tenant occupying all 184,000 square feet at One Reston Place in Reston, Virginia, that terminated in December 2001; and, a 484,000 square foot tenant at the Gallerias in Dallas, that terminated in October 2001.

For the total portfolio of 75 U.S. office properties for the three months ended March 31, 2002, 944,000 square feet (872,000 square feet on a pro rata basis) was leased and occupancy decreased to 89.9% compared with 93.0% at March 31, 2001, primarily due to the lease terminations noted above. The portfolio also achieved a $1.66 per square foot ($1.47 per square foot on a pro rata basis) increase in net rental rates on new and renewal leasing, reflecting the impact of space rolling over at properties with in-place rents below current market levels.

For the comparable portfolio of 70 office properties, occupancy decreased from 93.3% at March 31, 2001 to 89.8% at March 31, 2002. The average monthly occupancy for these 70 properties was 91.0% for the three months ended March 31, 2002 compared with 93.7% for the three months ended March 31, 2001. For this comparable portfolio, rental revenue decreased 2.2 million. Excluding termination fees from both periods, rental revenue decreased $3.0 million.

The acquisition of three Class A office buildings (550 West Washington in Chicago, 1225 Connecticut in Washington D.C. and Two Ballston in Arlington, Virginia) during the second quarter of 2001 increased property revenue by $6.9 million. In addition, current period revenue benefited by $2.3 million from the initial lease-up of One Alliance Center in Atlanta which was completed in October 2001.

Trizec Properties disposed of one operating office property during the quarter and four operating office properties during 2001 which decreased revenues by $3.4 million.

Included in the above property revenue analysis are lease termination fees. Lease termination fees are an element of ongoing real estate ownership, and for the three months ended March 31, 2002, we recorded $2.3 million of termination fees (for the three months ended March 31, 2001 – $1.5 million).

Retail property revenue increased $18.3 million due to the completion of all three development projects and gaining control of the Desert Passage retail/entertainment joint venture project on March 31, 2001 and, as of April 1, 2001, consolidating 100% of its operating results. The retail/entertainment component of Hollywood & Highland in Los Angeles opened on November 8, 2001 and at March 31, 2002, it was 86% leased with occupancy at 75%. The hotel component opened at the end of December 2001. Paseo Colorado opened September 28, 2001 and at March 31, 2002, it was 92% leased with occupancy at 87%.

Operating expenses, which include real estate taxes, utilities, repairs and maintenance, cleaning and other property-related expenses and exclude depreciation and amortization expense, increased due to the portfolio composition changes described above. Excluding the impact on revenues of lease termination fees, our comparable office portfolio gross margin decreased to 56.3% for the three months ended March 31, 2002 from 58.3% for the three months ended March 31, 2001. For our comparable portfolio, operating expenses increased due to a higher level of bad debt expense and an increase in property taxes due to higher assessments.

Other Operations

Consistent with its strategic plan, TrizecHahn continues the exit from non-core business segments. The following table summarizes the key factors that impacted rental income contributions from these business segments, for the three months ended March 31, on a year over year basis,.

Other Rental Income Change 2002 vs. 2001

	Canada Office	Europe	Global Switch	Total
		($millions)		
Dispositions	$ (1.9)	(0.9)	-	(2.8)
Operations	0.9	0.9	0.2	2.0
Unrecovered property management functions	-	0.5	0.8	1.3
Total decrease in non-core rental income	$ (1.0)	0.5	1.0	0.5

Canada Office

Four Canadian properties were sold during 2001 with two closing in the first quarter and two closing in the second quarter. The two remaining income producing properties in Canada are 151 Front Street and the CN Tower, both of which are currently being marketed for sale. The CN Tower operations are seasonal in nature with the majority of its net operating income generated in the second and third quarters of the year.

Subsequent to March 31, 2002 and prior to the completion of the Arrangement, TrizecHahn transferred 151 Front Street to Trizec Properties. Trizec Properties will continue to manage and lease this property on an interim basis until the property is sold.

Europe Retail/Entertainment

Year-over-year operating results reflect a decrease from property dispositions offset by lower unrecoverable property management expenses and the impact of improved operations at the Polus Center in Bratislava, Slovakia and the West End City Center in Budapest, Hungary.

Global Switch

TrizecHahn accounts for its joint venture interest in the European-based Global Switch technology center business using the proportionate consolidation method. The loss in rental income represents TrizecHahn's share of operating results for the quarters ended March 31, 2002 and March 31, 2001. Operating results have improved on a year-over-year basis reflecting the impact of on-stream properties and reduced start-up infrastructure costs.

General and Administrative Expense

General and administrative expense includes expenses for corporate and portfolio asset management functions. General and administrative expenses for the period decreased nominally compared with the first quarter of 2001. This reflects corporate expense savings in Canada, as a consequence of the functional and office centralization plan which was implemented in 2001 and resulted in the elimination of certain senior management and corporate development functions in Toronto, offset by additional senior management costs and increased internal and external public company corporate compliance costs in Trizec Properties as a consequence of the Arrangement.

Interest Expense, Net

The following analysis provides, the factors that contributed to the $6.8 million increase in interest expense on a year-over-year basis.

Analysis of Increase in Interest Expense, Net

	Total ($ millions)
Dispositions	$ (1.9)
On-stream developments and acquisitions	4.2
CMBS refinancing	3.4
Decreased interest income on cash balances	2.2
Decrease in interest rates	(7.6)
Decrease in interest capitalized on equity invested in developments	7.4
Foreign exchange and other	(0.9)
Total increase in interest expense, net	$ 6.8

The interest coverage ratio (defined as rental income less straight-line rent adjustment and general and administrative expense divided by interest expense, net) decreased from 2.4:1 for the quarter ended March 31, 2001 to 2.2:1 for the current quarter.

Depreciation

Depreciation expense for the period decreased by $4.1 million compared with the first quarter of 2001 due to the impact of dispositions partially offset by impact of the acquisition of three office properties and the write-off of unamortized tenant inducement costs for Enron and other early lease terminations during the current period.

Gain (Loss) on Sale of Properties, Net

During the period, TrizecHahn sold a U.S. office property, a U.S. technology center and remnant land. No net gain or loss resulted from these sales. In the first quarter of 2001, the Corporation sold two non-core U.S. office properties, two Canadian office properties and a retail/entertainment center in Italy resulting in a net pre-tax gain of $1.6 million.

Reorganization Costs

As a consequence of the Arrangement, the Corporation has incurred and expensed $4.2 million of transaction costs consisting of third party advisor and professional fees during the current period. The Corporation recorded $13.5 million of such costs in the last quarter of 2001. The Corporation anticipates incurring additional costs prior to completion of the Arrangement. These costs will be expensed as incurred.

In the first quarter of 2001, the Corporation recorded $3.5 million of reorganization costs in respect of the U.S. office functional and office centralization initiative. For the year ended December 31, 2001 the Corporation recorded as reorganization costs, a pre-tax charge of $41.1 million to provide for employee severance benefits and other costs associated with implementing the functional and office centralization plan.

Foreign Exchange Gains (Losses)

During the period, TrizecHahn recognized $0.6 million of foreign exchange translation losses primarily related to the unhedged portion of Canadian dollar denominated debt.

During the first quarter of 2001, the sale of certain European property operations and the repatriation of invested capital resulted in the recognition of $2.0 million of the historic European foreign currency translation loss as an expense. This was offset by a $10.4 million translation gain related to the unhedged portion of Canadian dollar denominated debt.

Income and Other Corporate Taxes

The following summarizes the key components of the provision for income and other corporate taxes.

	3 Months Ended March 31 2002	3 Months Ended March 31 2001
(Expense) Recovery		
Current		
- withholding taxes on REIT distributions	$ (4.5)	(4.8)
- Franchise, capital and alternative minimum tax	(1.2)	(1.2)
- Canadian property sales	-	5.9
	(5.7)	(0.1)
Future		
- operations and sales	(3.2)	(3.6)
	$ (8.9)	(3.7)

Actual cash taxes paid, relate primarily to withholding taxes on REIT distributions and franchise and capital taxes in the United States related to ongoing real estate operations. The U.S. withholding tax rate rate on distribution made by a U.S. REIT to a Canadian parent company is 30%. However, as Trizec Properties is indirectly owned by a wholly-owned Hungarian company, the effective withholding tax rate pursuant to current treaty arrangements is 10%. TrizecHahn anticipates changes in the U.S.-Hungary income tax treaty which are expected to result in an increase in the effective tax rate from approximately 10% to approximately 30%. As a consequence of the Arrangement, by enabling TrizecHahn Shareholders who are Qualifying U.S. Persons to participate directly in the ownership of shares of Trizec Properties Common Stock, the withholding taxes currently paid on dividends form Trizec Properties will be significantly reduced.

The previous year benefited from a one time $5.9 million tax recovery related to the disposition of certain Canadian properties.

Tenant Installation Costs and Capital Expenditures

Tenant Installation Costs

Office properties require periodic investments of capital for tenant installation costs related to new and renewal leasing. For comparative purposes, the absolute total dollar amount of tenant installation costs in any given period is less relevant than the cost on a per square foot basis. This is because the total is impacted by the square footage both leased and occupied in any given period. Tenant installation costs consist of tenant allowances and leasing costs. Leasing costs include leasing commissions paid to third-party brokers representing tenants and costs associated with dedicated regional leasing teams who represent TrizecHahn and deal with tenant representatives. The following table reflects tenant installation costs for the total portfolio for both new and renewal office leases that commenced during the respective periods, regardless of when such costs were actually paid. The square feet leased data in the table represents the pro rata owned share of square feet leased.

	Three Months Ended March 31	
	2002	2001
	(in millions, except per square foot amounts)	
Square feet leased		
- new leasing	0.4	0.4
- renewal leasing	0.5	0.8
Tenant installation costs	$ 11.5	$ 10.7
Tenant installation costs per square foot	$ 12.80	$ 8.90
Tenant allowance costs per square foot	$ 7.60	$ 4.00

For the three months ended March 31, 2002, of the $11.5 million office tenant installation costs, approximately $4.1 million or $8.30 per square foot (three months ended March 31, 2001 – $4.2 million or $5.10 per square foot) was incurred to renew existing tenants.

Consistent with leasing in 2001, a significant amount of leasing will occur later during the year and, as such, tenant installation costs on a per square foot basis are anticipated to rise.

Capital Expenditures

To maintain the quality of properties and preserve competitiveness and long-term value, TrizecHahn pursues an ongoing program of capital expenditures, certain of which are not recoverable from tenants. For the three months ended March 31, 2002, capital expenditures for the total office portfolio was $6.6 million, compared with $5.4 million for the three months ended March 31, 2001. Recurring capital expenditures include, for example, the cost of roof replacement and the cost of replacing heating, ventilation, air conditioning and other building systems. In addition to recurring capital expenditures, expenditures are made in connection with non-recurring events such as code-required enhancements and major upgrades to common areas and lobbies. Furthermore, as part of office acquisitions, TrizecHahn has routinely acquired and repositioned properties, many of which have required significant capital improvements due to deferred maintenance and the existence of shell space requiring initial tenant build-out at the time of acquisition. Some of these properties required substantial renovation to enable them to compete effectively. These capital improvement and new leasing tenant inducement costs are taken into consideration at the time of acquisition when negotiating the purchase price.

Late in 2001 and during 2002, TrizecHahn has been replacing a chiller at a property that was damaged in 2001. The total remediation and improvement costs are expected to be approximately $19 million. Of this amount it is expected that approximately $14 million will be recovered from insurance proceeds. To date, approximately $11 million of these costs have been incurred.

Reconciliation to Combined Consolidated Statements of Cash Flows

The above information includes tenant installation costs, including leasing costs, and capital expenditures for the total portfolio, for leases that commenced during the periods presented. The amounts included in the combined consolidated statements of cash flows represent the actual cash spent during the periods. The reconciliation between the above amounts and the combined consolidated statements of cash flows is as follows:

		Three Months Ended March 31	
		2002	**2001**
		($ millions)	
Tenant installation costs, including leasing costs	$	11.5	10.7
Capital expenditures		6.6	5.4
Timing differences		15.7	14.2
Retail and other activity		2.4	-
Total tenant installation costs and capital expenditures per consolidated statement of cash flows	$	36.2	30.3

Property Investment Analysis

As reflected in the Consolidated Statements of Cash Flows, the following property investment activities occurred in 2002.

	Trizec Properties				
	U.S. Office	U.S. Retail/ Entertain-ment	Europe and Other	Global Switch	Total
			($ millions)		
Development expenditures	$ (2.2)	(25.9)	(0.4)	(15.3)	(43.8)
Dispositions of rental properties	28.7	-	-	-	28.7
Tenant installation and capital expenditures	(33.8)	(1.2)	(1.2)	-	(36.2)
Net property investment activities	$ (7.3)	(27.1)	(1.6)	(15.3)	(51.3)

Developments

Development expenditures in the U.S. office group were incurred for the completion of One Alliance Center. The project, located in Buckhead, Georgia, a strong sub-market in Atlanta, opened in early October 2001. This $100 million, 560,000-square-foot building is the first phase of a four-building complex and is currently 77% leased. Major tenants include Security First, Towers Perrin and BBDO South. The remaining three phases, totaling a potential 1.2 million square feet of office space, will only be developed once substantially pre-leased.

Development expenditures were also incurred with respect to the completion of the retail/entertainment projects which opened in late 2001. The following table sets forth key information as of March 31, 2002 with respect to the retail/entertainment properties.

Project Name (Ownership)	Location	Year of Completion/ Acquisition	Total Area (sq. ft.)	Owned Area (sq. ft.)	Pro rata Book Value March 31, 2002 ($ mil.)	Occupancy March 31, 2002	Leased March 31, 2002
Desert Passage	Las Vegas, NV	Aug. 2000	475,000	475,000	271.2	74%	81%
Paseo Colorado	Pasadena, CA	Sept. 2001	565,000	410,000	87.4	87%	92%
Hollywood & Highland							
Retail	Los Angeles, CA	Nov. 2001	645,000	645,000		75%	86%
Hotel (91%)	Los Angeles, CA	Dec. 2001	600,000	546,000		n/a	n/a
			1,245,000	1,191,000	359.5		
			2,285,000	2,076,000	718.1		

At March 31, 2002, our share of expenditures required to complete these properties under development was $25 million.

Development expenditures at Global Switch represent TrizecHahn's share of costs incurred to complete technology centers in Amsterdam, Paris, Singapore, Sydney and at the second project in London.

Dispositions

In 2002, TrizecHahn sold an office property, a technology center and remnant lands generating net proceeds of $28.7 million. In the first quarter of 2001, the Corporation sold two non-core U.S. office properties, two Canadian office properties and a retail/entertainment center in Italy which generated net proceeds, after debt repayment, of $119 million.

Consistent with our non-core disposition plan, an orderly disposition of the three retail/entertainment projects will occur over a reasonable sales period. The planned dispositions will allow for the achievement of stabilized income in order to optimize realizable values. Net proceeds will be redeployed into the core office portfolio or used to repay mortgage debt. The ability to execute the disposition plan for these assets, as currently contemplated, is dependent upon the future economic environment, joint venture considerations and local property market conditions.

At March 31, 2002, TrizecHahn continued to hold its indirect 38.9% ownership interest in Global Switch S.a.r.l. ("Global Switch"), a Luxembourg company, that operates a European-based technology center business. On April 19, 2002, the Corporation sold to Chelsfield plc, its interest in Global Switch, including settlement of the loan receivable from Chelsfield plc, for 19.5 million common shares of Chelsfield plc, representing approximately 6.9% of Chelsfield plc's outstanding common shares. As part of the transaction Chelsfield plc was granted an option to repurchase its shares from the Corporation at the higher of their issue price and market price for the first six months after closing, and the Corporation is precluded from selling these shares during this period. During the subsequent six month period Chelsfield plc may repurchase the shares at the higher of their issue price plus 15 percent and market price. Based on the estimated fair value of the Chelsfield plc shares received, the Corporation is expected to recognize a pre-tax gain on the disposition of it's interest in Global Switch of approximately $16 million in the second quarter of 2002. As a consequence of the sale, the Corporation was released from, and indemnified by Chelsfield plc, in respect of obligations under specified guarantees and other agreements in support of Global Switch debt.

As previously noted, prior to completion of the Arrangement, the Corporation transferred its investment in Chelsfield plc, consisting of 19.5 million shares, to Trizec Properties.

Liquidity and Capital Structure

At March 31, 2002, TrizecHahn had $425 million in cash and short-term investments. Cash and short-term investments include $150 million of escrows and restricted cash at the properties level and for other purposes. TrizecHahn's objective is to ensure, in advance, that there are ample capital resources to allow the Arrangement and related transactions to be executed.

Trizec Properties, Inc. has negotiated a three-year, $350 million unsecured revolving credit facility with a group of banks. The amount of the credit facility available to be borrowed at any time is determined by the unencumbered properties that Trizec Properties Inc. owns and that satisfy certain conditions of eligible properties. The amount currently eligible to be borrowed is $340 million. At March 31, 2002, no amounts were outstanding under this facility.

The Corporation has negotiated credit facilities in an aggregate amount of $135 million, that will be available to provide financing for the Arrangement and for the general corporate purposes of Trizec Canada Inc. In May 2002 the facility was committed and closed with a group of four banks. The credit facilities are secured by, among other things, a pledge of the shares of Trizec Properties, Inc. common stock indirectly owned by Trizec Canada Inc. following the Arrangement.

TrizecHahn continues to follow a conservative financial strategy by maintaining a strong balance sheet and appropriate leverage.

Leverage Ratios	March 2002	December 2001
Net debt to total book capital	69%	69%
Net debt to total market capitalization	58%	56%

The leverage ratio is the ratio of long-term debt less cash and short-term investments ("net debt") to the sum of net debt, future income taxes and either the book value of shareholders' equity or market capitalization. The TrizecHahn Exchangeable Debentures are excluded from the calculations, as they can be satisfied through the delivery of the underlying Barrick Shares.

At March 31, 2002, long-term debt was approximately $4.2 billion. As reflected in the Consolidated Statements of Cash Flows, the following long-term debt financing activities occurred in 2002.

Long-term Debt Analysis	2002 ($ millions)
Development financing	$ 42.2
Net, property financing and credit line activity	15.7
Regular principal repayments	(8.9)
Net long-term debt financing activities	$ 49.0

The table below summarizes long-term debt information at March 31, 2002, segmented on a basis consistent with the Arrangement.

	Trizec Properties				
	Office	Retail/ Entertain-ment	Global Switch	Corporate	TrizecHahn Total
			($ millions)		
Principal repayments are due as follows:					
Years ended March 31, 2002	$ 145.7	131.8	37.2	178.9	493.6
2003	208.1	315.8	7.3	20.4	551.6
2004	433.7	0.8	73.2	84.5	592.2
2005	198.1	0.9	0.2	173.5	372.7
2006	734.7	10.3	1.0	6.1	752.1
Subsequent to 2006	1,221.1	45.2	-	209.8	1,476.1
Total	$ 2,941.4	504.8	118.9	673.2	4,238.3
Weighted average interest rate	6.1%	3.9%	6.1%	6.5%	5.9%
Weighted average term to Maturity	4.9 yrs	4.7 yrs	1.7 yrs	4.2 yrs	4.7 yrs
Percentage of fixed rate debt	76.4%	11.6%	-%	48.6%	62.1%

At March 31, 2002, excluding Global Switch debt, approximately $1.2 billion or 29% of TrizecHahn's total long-term debt was on an unhedged, floating-rate basis. Based on debt levels, interest rate hedges and interest rates in effect at March 31, 2002, a change of 100 basis points in the interest rate would have an approximately $11 million annualized impact on net interest expense, after being partially offset by higher interest income on TrizecHahn's cash balances invested.

In connection with the Arrangement, on May 7, 2002, the Corporation gave notice of redemption with respect to three series of its outstanding debentures, which at December 31, 2001 had a carrying value of $345.7 million. In addition, Trizec Finance Ltd., a wholly-owned subsidiary of the Corporation, gave notice of redemption with respect to its outstanding 10.875% Senior Notes, which at December 31, 2001 had a carrying value of $167.5 million. It is expected that the outstanding debentures will be retired in early June 2002 after expiry of the minimum 30 day notice period. In connection with the early retirement of the outstanding debentures, the Corporation will incur early retirement penalty costs currently estimated to approximate $12 million and will also record the write-off of related unamortized deferred issue costs of approximately $2 million.

Newly Issued Accounting Standards

Stock-based Compensation and Other Stock-based Payments

On January 9, 2002, the Corporation granted an additional 1.2 million share purchase options at a weighted average exercise price of C$27.12. The Corporation accounts for its stock option plan using the intrinsic value method. Effective January 1, 2002 the Corporation adopted the provisions of the new CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" which requires companies that do not apply the fair value method to disclose the cost of stock option compensation awards as if the fair value method had been used. The weighted average fair value of the options issued by the Corporation during 2002 is $1.55 based on a Black-Scholes model using the following assumptions: a seven year expected life; a 20% expected volatility; an anticipated dividend in 2003 of approximately $1.30; and, a risk-free interest rate of 4.3%. The pro forma cost of stock option compensation awards for the period ending March 31, 2002 would be $0.1 million, based on the estimated fair value of the options being amortized to expense during the options' vesting period. This would result in pro forma net income of $18.3 million and pro forma net income per share of $0.12. No pro forma effect has been given to share purchase options granted prior to January 1, 2002.

Forward-Looking Statements

This Management Discussion and Analysis contains forward-looking statements relating to TrizecHahn's business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and TrizecHahn undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included among these factors are changes in general economic conditions, including changes in the economic conditions affecting industries in which TrizecHahn's principal tenants compete, economic, technological and business conditions specific to the Internet industry which impact demand by tenants of its technology center business, its ability to timely lease or re-lease space at current or anticipated rents, its ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, changes in environmental laws and regulations and contamination events, the occurrence of uninsured or underinsured events, its ability to attract and retain high quality personnel at a reasonable cost in a highly competitive labour environment, future demand for its debt and equity securities, its ability to refinance its debt on reasonable terms at maturity, its ability to complete current and future development projects on time and on schedule, the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes applicable to Trizec Properties, Inc., market conditions in existence at the time it sells assets, the possibility of change in law adverse to TrizecHahn, and joint venture and partnership risks. Such factors include those set forth in more detail in the Risk Factors section in TrizecHahn's Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission and TrizecHahn's Annual Information Form filed with the Canadian securities regulators.